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                              December 5, 2022

       Long Chen
       Chief Executive Officer
       ZKH Group Limited
       7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road
       Minhang District, Shanghai 201106
       People   s Republic of China

                                                        Re: ZKH Group Limited
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted November
22, 2022
                                                            CIK No. 0001862044

       Dear Long Chen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form F-1

       Cover Page

   1. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that,
to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong
entity, the funds and assets may not be available to fund operations or for other use
outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and
limitations on the ability of you or your subsidiaries by the PRC government to transfer
cash or assets.
 Long Chen
FirstName
ZKH GroupLastNameLong    Chen
            Limited
Comapany5,
December  NameZKH
             2022    Group Limited
December
Page 2    5, 2022 Page 2
FirstName LastName
Conventions that Apply to this Prospectus, page ii

2.       We note your definition of    China    excludes Hong Kong and Macau,
yet it appears you
         have subsidiaries located in Hong Kong. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong
         Kong and Macau. Revise in the definition itself or in an appropriate discussion of legal and operational risks.
Critical Accounting Estimates
Fair Value of Our Ordinary Shares and Valuation of Our Ordinary Shares, page
111

3. Once you have an estimated offering price or range, please provide us with an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
General

4. Where you discuss the August 26, 2022 Statement of Protocol throughout your filing, revise to state that the PCAOB will be required to reassess its determinations by the end of
         2022.
5. Revise your filing to discuss the applicable laws and regulations in Hong Kong and/or
         Macau, as applicable, as well as the related risks and consequences, including, but not limited to, the enforceability of civil liabilities in Hong Kong/Macau in your risk factors and Enforceability section on page 88, how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the
company   s ability
         to conduct its business, accept foreign investment or list on a U.S./foreign exchange on your cover page and prospectus summary, and whether there are laws/regulations in Hong
         Kong/Macau that result in oversight over data security, how this oversight impacts the
         company   s business and the offering, and to what extent you believe that you are
         compliant with the regulations or policies that have been issued in your risk factors.
       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services